August 12, 2005



Mr. Jeffrey R. Mason
Director and Chief Financial Officer
Continental Minerals Corporation
800 West Pender Street, Suite 1020
Vancouver, British Columbia V6C 2V6
Canada

	Re:	Continental Minerals Corporation
		Form 20-F for the Year Ended December 31, 2004
Filed June 30, 2005
		File No. 000-13978


Dear Mr. Mason:

      We have reviewed your Form 20-F for the year ended December
31,
2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in the Form 20-F.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Year Ended December 31, 2004

Consolidated Financial Statements

Differences between Canadian and United States Generally Accepted
Accounting Principles

1. You indicate for United States GAAP, certain mineral property exploration costs would be excluded from the value allocated to the
Gibraltar Preferred shares and redeemable preferred shares related to the sale of your Harmony Gold Property, "the Arrangement". Please explain the business purpose for the Arrangement. Tell us how you accounted for these preferred shares for United States GAAP purposes, including how you determined their value.

Exhibit 12.1 and 12.2

2. Please revise the certification to be consistent with the language specified in the standard version. Please refer to the Instructions as to the Exhibits, exhibit 12, of Form 20-F.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief



??

??

??

??

Mr. Mason
Continental Minerals Corporation
August 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010